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                         October 13, 2022

       Michael Armandi
       Interim Chief Executive Officer and Chief Financial Officer Empire Global Gaming, Inc.
       555 Woodside Avenue
       Bellport, New York 11713

                                                        Re: Empire Global
Gaming, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed April 15,
2022
                                                            File No. 000-54908

       Dear Michael Armandi:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.
 Michael Armandi
FirstName LastNameMichael
Empire Global Gaming, Inc. Armandi
Comapany
October 13,NameEmpire
            2022       Global Gaming, Inc.
October
Page 2 13, 2022 Page 2
FirstName LastName
Form 10-K for the fiscal year ended December 31, 2021

General

1. We note that your company is currently delinquent with respect to its reporting obligations under the Securities Exchange Act of 1934. In this regard, please file your quarterly report on Form 10-Q for the quarter ended June 30, 2022 as soon as possible. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing